UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 28, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 28, 2017, the Credit Suisse Financial Report 2Q17 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the section entitled “Differences between Group and Bank” and any exhibits hereto or information contained therein which relate exclusively to Credit Suisse AG or the Bank shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (b) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2016 (Credit Suisse 2016 20-F) filed with the SEC on March 24, 2017, the Group’s financial report for the first quarter of 2017 (Credit Suisse Financial Report 1Q17), filed with the SEC on Form 6-K on May 4, 2017, and the Group’s financial report for the second quarter of 2017 (Credit Suisse Financial Report 2Q17), filed with the SEC as Exhibit 99.1 hereto.
The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2016 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2017 (6M17) compared to the six months ended June 30, 2016 (6M16) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2017. The Credit Suisse Financial Report 2Q17, filed as Exhibit 99.1 hereto, includes unaudited financial statements for 6M17 and 6M16.
Credit Suisse includes the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M17 (CHF million)
Net revenues	2,759	2,485	1,729	3,126	1,117	3	11,219	(480)	10,739
Provision for credit losses	46	10	3	17	19	3	98	37	135
Compensation and benefits	918	1,112	811	1,319	651	207	5,018	182	5,200
Total other operating expenses	889	707	580	1,216	220	137	3,749	403	4,152
of which restructuring expenses	48	43	30	52	12	3	188	18	206
Total operating expenses	1,807	1,819	1,391	2,535	871	344	8,767	585	9,352
Income/(loss) before taxes	906	656	335	574	227	(344)	2,354	(1,102)	1,252
Income tax expense									354
Net income									898
Net loss attributable to noncontrolling interests									(1)
Net income attributable to shareholders									899
6M16 (CHF million)
Net revenues	2,693	2,318	1,818	2,875	931	15	10,650	(904)	9,746
Provision for credit losses	15	14	(19)	6	29	(1)	44	78	122
Compensation and benefits	966	1,041	823	1,449	595	(30)	4,844	372	5,216
Total other operating expenses	827	718	544	1,464	234	248	4,035	658	4,693
of which restructuring expenses	44	23	11	150	19	0	247	99	346
Total operating expenses	1,793	1,759	1,367	2,913	829	218	8,879	1,030	9,909
Income/(loss) before taxes	885	545	470	(44)	73	(202)	1,727	(2,012)	(285)
Income tax benefit									(158)
Net loss									(127)
Net income attributable to noncontrolling interests									5
Net loss attributable to shareholders									(132)

Results summary
In 6M17, Credit Suisse reported net income attributable to shareholders of CHF 899 million compared to a net loss attributable to shareholders of CHF 132 million in 6M16.
Net revenues of CHF 10,739 million increased 10% compared to 6M16, primarily reflecting lower negative net revenues in the Strategic Resolution Unit and higher net revenues in Global Markets, Investment Banking & Capital Markets and International Wealth Management.
Provision for credit losses of CHF 135 million primarily reflected net provisions of CHF 46 million in Swiss Universal Bank, CHF 37 million in the Strategic Resolution Unit, CHF 19 million in Investment Banking & Capital Markets and CHF 17 million in Global Markets. The net increase in provision for credit losses of CHF 13 million from CHF 122 million in 6M16 was mainly related to increases of CHF 31 million in Swiss Universal Banking, CHF 22 million in Asia Pacific and CHF 11 million in Global Markets, partially offset by a decrease of CHF 41 million in the Strategic Resolution Unit.
Total operating expenses of CHF 9,352 million decreased 6% compared to 6M16, primarily reflecting lower general and administrative expenses, mainly due to lower professional services expenses, and lower restructuring expenses. We incurred CHF 206 million of restructuring expenses in 6M17 in connection with our strategy, of which CHF 179 million related to compensation and benefits.
Income tax expense of CHF 354 million recorded in 6M17 mainly reflected the impact of the geographical mix of results and the impact from shortfall tax charges on share-based compensation, partially offset by the impact of deferred tax asset re-assessments in Switzerland, a re-assessment relating to the tax deductibility on previously taken litigation accruals and a release of tax contingency accruals. Overall, net deferred tax assets increased CHF 1,612 million to CHF 7,311 million as of the end of 6M17 compared to the end of 2016, mainly driven by intra-entity asset transfer rules, share-based payments and the Swiss deferred tax asset re-assessment, partially offset by earnings and a foreign exchange impact. Deferred tax assets on net operating losses increased CHF 609 million to CHF 2,787 million during 6M17. The Credit Suisse effective tax rate was 28.3% in 6M17, compared to 55.4% in 6M16. The 6M17 effective tax rate was negatively impacted by an additional tax charge of CHF 95 million arising from the shortfall tax charges. The effective tax rate excluding the shortfall tax charges (net of valuation allowances) was 21.9%.
Segment results
In 6M17, Swiss Universal Bank reported income before taxes of CHF 906 million and net revenues of CHF 2,759 million. Compared to 6M16, net revenues were slightly higher, mainly due to slightly higher net interest income, slightly higher recurring commissions and fees and slightly higher transaction-based revenues.
Net revenues in Private Clients were stable compared to 6M16, reflecting slightly lower transaction-based revenues while net interest income and recurring commissions and fees were stable. Transaction-based revenues decreased slightly, reflecting lower revenues from trading services and lower fees from foreign exchange client business. Transaction-based revenues also included a gain from the sale of an investment, offset by the absence of proceeds from the sale of our equity stake in Visa Europe Ltd. to Visa Inc. in 2Q16. Net interest income was stable compared to 6M16 with higher deposit margins and stable loan margins on slightly higher average deposit and loan volumes. Recurring commissions and fees were stable, mainly due to higher revenues from wealth structuring solutions and higher investment advisory fees, offset by lower discretionary mandate management fees.
Net revenues in Corporate & Institutional Clients increased 6% compared to 6M16, reflecting higher net interest income, transaction-based revenues and recurring commissions and fees. Net interest income was 6% higher with stable loan margins on stable average loan volumes and lower deposit margins on higher average deposit volumes. Transaction-based revenues increased 6%, primarily due to strong revenues from our Swiss investment banking business and our profit share on the sale of an investment, partially offset by lower revenues from trading services. Recurring commissions and fees were 6% higher, primarily reflecting increased fees from lending activities and higher security account and custody services fees, partially offset by lower discretionary mandate management fees and lower revenues from wealth structuring solutions.
In 6M17, we recorded a provision for credit losses of CHF 46 million compared to CHF 15 million recorded in 6M16.
Total operating expenses were stable compared to 6M16 with higher general and administrative expenses and higher commission expenses, offset by lower compensation and benefits.

In 6M17, International Wealth Management reported income before taxes of CHF 656 million and net revenues of CHF 2,485 million. Net revenues increased 7% compared to 6M16, primarily reflecting higher recurring commissions and fees and, within Private Banking, higher net interest income and higher transaction- and performance-based revenues, partially offset by lower other revenues which included the impact of lower investment-related gains in Asset Management.
Net revenues in Private Banking increased 9% compared to 6M16, primarily driven by higher net interest income, higher recurring commissions and fees and higher transaction- and performance-based revenues. Net interest income increased 12%, reflecting higher loan and deposit margins on higher average loan and deposit volumes. Recurring commissions and fees increased 8%, primarily driven by higher investment product management fees, higher security account and custody services fees, higher revenues from wealth structuring solutions and higher banking services fees, partially offset by a decline in discretionary mandate management fees. Transaction- and performance-based revenues increased 5%, mainly driven by higher brokerage and product issuing fees and higher fees from foreign exchange client business, partially offset by lower revenues from trading services.
Net revenues in Asset Management were slightly higher compared to 6M16, as an increase in management fees and performance and placement revenues was partially offset by lower investment and partnership income. Management fees increased 18% and included the impact of higher average assets under management. Performance and placement revenues increased 25% primarily from higher placement fees and higher performance fees, partially offset by lower investment-related gains. Investment and partnership income decreased 48%, mainly as 6M16 included a residual gain from a private equity interest and an investment gain from Asset Management Finance LLC.
In 6M17, we recorded a provision for credit losses of CHF 10 million compared to CHF 14 million recorded in 6M16.
Total operating expenses were slightly higher compared to 6M16, with higher compensation and benefits and higher restructuring expenses of CHF 43 million in 6M17 compared to CHF 23 million in 6M16, partially offset by lower general and administrative expenses.
In 6M17, Asia Pacific reported income before taxes of CHF 335 million and net revenues of CHF 1,729 million. Compared to 6M16, net revenues decreased 5%, primarily driven by lower revenues in our Markets business, partially offset by higher revenues in the Wealth Management & Connected business.
Net revenues in our Wealth Management & Connected business increased 33% compared to 6M16, mainly reflecting increases in advisory, underwriting and financing revenues, transaction-based revenues, net interest income and recurring commissions and fees. The increase in advisory, underwriting and financing revenues was mainly due to higher financing and debt underwriting revenues, partially offset by lower advisory fees from M&A transactions. Financing revenues in 6M17 included a positive net fair value impact of CHF 43 million on a portfolio of impaired loans in recovery management and additional revenues related to the recovery of interest payments on a portfolio of previously impaired loans. The increase in transaction-based revenues reflected higher brokerage and product issuing fees and higher corporate advisory fees arising from integrated solutions, partially offset by the absence of a dividend from an equity participation in 6M16. The increase in net interest income reflected stable deposit margins on higher average deposit volumes and slightly lower loan margins on higher average loan volumes. The increase in recurring commissions and fees was mainly due to higher investment product management, wealth structuring solutions and discretionary mandate management fees.
Net revenues in our Markets business decreased 39% compared to 6M16, due to lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased primarily driven by lower revenues from developed markets rates products, partially offset by higher revenues from credit products. Equity sales and trading revenues decreased mainly due to lower revenues from equity derivatives reflecting lower client activity and market volatility and the absence of the positive impact of CHF 65 million in 6M16 in equity derivatives resulting from a recalibration of the valuation model for certain hybrid instruments.
In 6M17, we recorded a provision for credit losses of CHF 3 million compared to a release of provision for credit losses of CHF 19 million recorded in 6M16.
Total operating expenses increased slightly compared to 6M16, reflecting higher general and administrative expenses and increased restructuring expenses, partially offset by lower compensation and benefits and lower commission expenses.
In 6M17, Global Markets reported income before taxes of CHF 574 million and net revenues of CHF 3,126 million. Net revenues increased 9% compared to 6M16, primarily driven by significantly improved operating conditions, particularly in our credit franchises.
Revenues from credit of CHF 1,818 million increased 61% compared to 6M16, due to substantially higher results in our securitized products business and higher global credit products revenues. Securitized products trading revenues increased, reflecting significantly higher agency and non-agency trading revenues compared to subdued prior period results. Global credit products revenues were higher, as an industry-wide increase in leveraged finance issuance activity led to higher secondary activity.

Revenues from equities of CHF 934 million increased slightly compared to 6M16, driven by higher cash equities revenues reflecting higher industry-wide issuance activity and higher secondary trading revenues. In addition, prime services revenues were stable.
Solutions revenues of CHF 457 million declined 39% compared to 6M16, reflecting difficult operating conditions across global macro products and equity derivatives, partially offset by higher emerging markets results. Global macro products revenues decreased due to reduced client activity in our rates business and our reduced issuance of structured notes, partially offset by improved performance in our foreign exchange business. Our lower equity derivatives revenues were primarily attributable to low volatility, which negatively impacted our flow derivatives business. These declines were partially offset by higher emerging markets revenues.
Systematic market making revenues declined compared to 6M16, primarily due to the transition of the business to International Wealth Management in 1Q17 and challenging operating conditions in that business.
In 6M17, we recorded a provision for credit losses of CHF 17 million compared to CHF 6 million recorded in 6M16.
Total operating expenses declined 13% compared to 6M16, due to lower compensation and benefits, lower general and administrative expenses and reduced restructuring costs booked in 6M17. Total operating expenses included CHF 52 million in restructuring expenses in 6M17.
In 6M17, Investment Banking & Capital Markets reported income before taxes of CHF 227 million, an increase of 211% compared to 6M16. Net revenues of CHF 1,117 million increased 20% compared to 6M16, primarily due to higher debt and equity underwriting revenues, partially offset by lower revenues from advisory and other fees. Compared to 6M16, debt underwriting revenues of CHF 548 million increased 17% due to higher leveraged finance revenues. Equity underwriting revenues of CHF 208 million increased 50%, driven by higher industry-wide IPO and rights offering issuance activity. Revenues from advisory and other fees of CHF 384 million decreased 9%, more than the industry-wide fee pool which was flat compared to 6M16.
In 6M17, we recorded a provision for credit losses of CHF 19 million compared to CHF 29 million recorded in 6M16.
Total operating expenses increased 5% compared to 6M16, primarily reflecting an increase in compensation and benefits, partially offset by a decrease in general and administrative expenses.
In 6M17, the Strategic Resolution Unit reported a loss before taxes of CHF 1,102 million, an improvement of 45% compared to 6M16. Negative net revenues of CHF 480 million decreased 47% compared to 6M16, primarily driven by significant mark-to-market losses on the legacy investment banking portfolio in 6M16, partially offset by lower fee based revenues as a result of the restructuring of select onshore businesses and accelerated business exits in our legacy investment banking portfolio
Total operating expenses decreased 43% compared to 6M16, driven by lower compensation and benefits, reflecting the transfer of our US private banking business, and lower general and administrative expenses due to an overall smaller footprint.
Corporate Center reported a loss before taxes of CHF 344 million in 6M17 compared to a loss before taxes of CHF 202 million in 6M16. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group relating to Global Markets and Investment Banking & Capital Markets, predominantly through the end of 2017, and to Asia Pacific predominantly through the end of 2018. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares. Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Beginning in 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to (i) financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and (ii) hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
For further information on the differences between the Group and the Bank, refer to “Note 31 – Subsidiary guarantee information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q17.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q17	2Q16	2Q17	2Q16	6M17	6M16	6M17	6M16
Statements of operations (CHF million)
Net revenues	5,218	5,110	5,205	5,108	10,740	9,617	10,739	9,746
Total operating expenses	4,607	5,010	4,541	4,937	9,453	10,060	9,352	9,909
Income/(loss) before taxes	529	128	582	199	1,152	(565)	1,252	(285)
Net income/(loss)	240	109	306	178	766	(294)	898	(127)
Net income/(loss) attributable to shareholders	240	100	303	170	768	(296)	899	(132)
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q17	4Q16	2Q17	4Q16
Balance sheet statistics (CHF million)
Total assets	785,494	822,065	783,411	819,861
Total liabilities	739,823	778,207	739,575	777,550

Capitalization and indebtedness
	Bank		Group
end of	2Q17	4Q16	2Q17	4Q16
Capitalization and indebtedness (CHF million)
Due to banks	17,650	22,800	17,654	22,800
Customer deposits	358,050	357,224	356,674	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,711	33,016	30,711	33,016
Long-term debt	175,720	192,495	176,700	193,315
Other liabilities	157,692	172,672	157,836	172,586
Total liabilities	739,823	778,207	739,575	777,550
Total equity	45,671	43,858	43,836	42,311
Total capitalization and indebtedness	785,494	822,065	783,411	819,861
BIS capital metrics
	Bank		Group
end of	2Q17	4Q16	2Q17	4Q16
Capital and risk-weighted assets (CHF million)
CET1 capital	38,472	37,356	37,011	36,576
Tier 1 capital	51,994	48,888	51,260	48,865
Total eligible capital	57,260	55,802	56,526	55,728
Risk-weighted assets	261,449	270,653	260,918	271,372
Capital ratios (%)
CET1 ratio	14.7	13.8	14.2	13.5
Tier 1 ratio	19.9	18.1	19.6	18.0
Total capital ratio	21.9	20.6	21.7	20.5
Condensed consolidated financial statements
Group
Refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q17 and Credit Suisse Financial Report 2Q17.
Bank
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2017 and 2016 are attached as Exhibit 99.2 to this Form 6-K.

Exhibits
No. Description
12.1 Ratio of earnings to fixed charges (Group)
12.2 Ratio of earnings to fixed charges (Bank)
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
23.2 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse AG)
99.1 Credit Suisse Financial Report 2Q17
99.2 Credit Suisse (Bank) Financial Statements 6M17
101.1 Interactive data files (XBRL-related documents) (Group and Bank)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)
Date: July 28, 2017
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer